Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of APRIL 2024	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NATUZZI CELEBRATES ITS 65TH ANNIVERSARY BY BRINGING ITS HARMONY AND ITS NEW COLLECTIONS ON THE STAGE OF THE HIGH POINT MARKET IN US AND OF THE DESIGN WEEK IN MILAN

Milan, Italy – April 19, 2024 – Natuzzi chooses the stage of two among the most relevant global furniture events, High Point Market in North Carolina, and the Design Week in Milan, to unveil the dense program of events and projects that will mark the calendar of its 65th anniversary.

Founded in 1959 by Pasquale Natuzzi, Natuzzi’s history has been, from its initial steps, marked by continuous innovation, while preserving its distinctive DNA that combines comfort, function and design to create harmonious living spaces. Natuzzi has influenced and inspired the furniture industry with its unique style and the introduction of colors in leather sofas since the early 70s. It is a story of success which led Natuzzi to the highest market share in the US for a non-American producer, and subsequently to the listing on Wall Street on May 13, 1993. Since the early 2000s, Natuzzi started a journey to become a globally recognized Brand. Today, 92.5% of sales comes from our Branded proposition and 63.5% from the retail channel. The Brand awareness, as validated by third party independent brand research institutes1, positions Natuzzi as the 1st Brand in the U.S., UK, and Spain, and the 2nd in China. This achievement has been cultivated over the years through an unwavering dedication to craftsmanship and design excellence.

Pasquale Natuzzi, Chairman and founder of the Company, commented "When I founded this Company, I never dreamed we would achieve what we have achieved today with our team. Our transformation into a lifestyle brand, which began with a vision I initiated 20 years ago, has taken us far from our origins as a manufacturer. It gives me great emotion to see our stores globally bringing to life our Brand’s DNA. The quality of the projects we undertake for private residences around the world and our increasing presence in the hotels and hospitality sectors, with our newly established contract division, testify the legitimacy that our brands have achieved with designers and architects. Over the years, we have overcome challenges, like the one the world is facing these days, and embraced opportunities, always staying confident in the potential of our team and our vision. The Company has evolved and continues to evolve, but our values remain unchanged: a relentless pursuit of harmony, ethics in all forms, customer centricity, product innovation, respect and gratefulness for our artisans that, in our own Italian factories, manufacture our collections. All these elements contribute to make our vision come true: improve the lives of people around the world, one customer at the time, one city at the time. That vision led us to be now present in over 100 markets. As I sensed when I started the Company, I am convinced the best is yet to come. The network of our stores and galleries globally, the strength of our Brands, the retail and commercial tools we developed so far, the dealers and clients who have been trusting us for decades, are an incredible growth platform that, I am sure, our team now will leverage to accelerate our journey and bring our brands to the new heights it deserves.”

High Point Market, (held from 13th to 17th April 2024) and Milano Design Week (held from 16th to 21st April 2024), the two most important furniture and design exhibitions in the world, have been the ideal venues to present the latest news regarding retail and product collections to clients, dealers and leading architects all over the world. Natuzzi presented 5 key commercial novelties to accelerate growth:

1.
Natuzzi Italia Store format evolution. Natuzzi presented an evolved version for its Natuzzi Italia store architecture, realized with particular attention to sustainability, modularity, ease of implementation, and cost efficiency, bringing collections to the center of the store experience. The Durini flagship store, at the heart of the Design District in Milan, has unveiled the new retail format which now becomes the reference for our 238 Natuzzi Italia stores globally. The evolution of the store format is part of our retail strategy for Natuzzi Italia, which aims to accelerate organic growth by creating an immersive customer experience. Natuzzi will also continue to look for opportunities to further expand its retail presence in key regions, beginning with the US.
2.
Natuzzi Italia Design Studio. The business with the Architects & Designers Community through total home design projects has become a key driver of growth for our retail. In the US, the Trade business accounts for 22% of total Natuzzi Italia turnover. Trade sale tickets are on average 43% higher than consumer ones. Trade has reached, in 2023, €0.3-0.4 million for individual residential projects. Our new Design Studio, which will be rolled-out in the key stores globally, is now the perfect hub for the creation of comprehensive interior design projects.
3.
Reimagined Gallery Project. Wholesale branded today is 40% of our business. A key aspect of our strategy is the upgrade of our 'gallery' format. We launched a “reimagined gallery format”: an enhanced store-in-store concept, where we meticulously curated merchandising to deliver an immersive brand experience. The “reimagined gallery” will be used now to standardize our brand gallery representation of Natuzzi within multi-brand environments.
4.
Natuzzi Italia COMFORTNESS Project. The 'Comfortness' collection stems from Natuzzi's DNA, combining two words: 'comfort' and 'wellness”. Each of the two words has held a profound meaning for Natuzzi since its origin. The 'Comfortness' collection presents products that blend Natuzzi style with motion and technological innovation to deliver tangible wellness benefits to the consumer, as the iconic Re-Vive chair, which celebrates 10 years from its introduction. The 2024 'Comfortness' collection marks an acceleration in terms of product innovation and technology contamination, with the introduction of the “Mindful” line. 'Mindful' is a game-changing sofa-system, that features a series of innovations such as the 'Zero-gravity reclining motion' and the '365 motion”, that provides dynamic comfort by synchronizing breathing and heartbeat while seated. The 'Comfortness' collection has been excitedly welcomed by the Natuzzi community of dealers and architects.
5.
New collections

Natuzzi Italia launched 5 new models. Two of them were designed by our Natuzzi Design Center, where more than 70 people constantly work on innovation and design, a true asset of our Company, while 3 new models have been created with the collaboration of established international designers as part of the celebrations for the 65th anniversary of the Company. These three new designs, realized with Karim Rashid, Simone Bonanni, and Andrea Steidl, are an interpretation of the past, the present and the future of Natuzzi’s design ethos.

Natuzzi Editions launched 6 new models all designed by our Natuzzi Design Center.

“High Point and the Milan Design Week have been pivotal events for meeting our clients and dealers. These events contribute to fully unleash the potential of the new collections and improved retail format, accelerating our organic growth. The best tribute we can pay to Natuzzi, for its 65th anniversary, is to deliver the growth that the strengths of its brand, its heritage and partners deserve”, Antonio Achille, CEO of Natuzzi commented.

[1] Lexis, 2021. Aided brand awareness, among premium EU brands

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of new variants of COVID-19), consumer demand, our supply chain and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine and the Israel-Hamas war and the inflationary environment and increases in interest rates. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 678 mono-brand stores and more than 600 galleries as of December 31, 2023, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com
Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	April 19, 2024	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi